Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, PA 15208

July 29, 2022

Via EDGAR

Jason Drory

Anne Parker

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Lipella Pharmaceuticals Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 20, 2022 CIK No. 0001347242

Dear Sir and Madam:

This letter responds to the letter, dated May 2, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on April 20, 2022 by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter a Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 20, 2022

LP-10’s Addressable Market, page 62

1.	Please revise Figure 3 so that the text within the graphic is legible.

In response to the Staff’s comment, we have revised Figure 3 on page 58 of the Registration Statement accordingly.

2.	We note your disclosure that you commissioned a report by Thompson Reuters in 2012. Please file the written consent of the third-party as an exhibit to the registration statement or explain to us why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

In response to the Staff’s comment, the Company respectfully submits to the Staff that Thompson Reuters is not an “expert” within the meaning of Section 7 or Rule 436 of the Securities Act. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that unless the Company expressly identifies Thompson Reuters, as a third-party provider of the above-referenced report (the “Report”), as an “expert”, or the statements are purported to be made on the authority of such third-party as an “expert”, that such third-party is not among the class of persons subject to Section 7 and Rule 436 as an “expert”.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

July 29, 2022

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Company confirms to the Staff that it did not commission the Report for use in the Registration Statement. The Report was commissioned in 2012 for marketing and research purposes in the Company’s ordinary course of business and no initial public offering was contemplated at the time of the Report. As a result of the foregoing, the Company respectfully submits that a consent of such third-party is not required to be filed as an exhibit to the Registration Statement. Regardless, the Company has revised pages 56 and 58 of the Registration Statement to remove direct references to Thomson Reuters.

Provisions of Our Certificate of Incorporation and Bylaws, page 89

3.	We note your statement that “Unless we consent in writing to the selection of an alternative forum, the United States federal district courts shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any such other claim for which the federal courts have exclusive jurisdiction.” Please revise to state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, we have revised the disclosure on pages 33 and 86 of the Registration Statement accordingly.

General

4.	We note that the cross reference to “Summary Selected Financial Data” on page 43 and 47 appears to reference disclosure that has been deleted. Please tell us whether the deleted disclosure is still applicable and revise as needed.

In response to the Staff’s comment, such disclosure is not applicable and we have revised pages 40 and 43 of the Registration Statement to remove each of the cross references to “Summary Selected Financial Data”.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP